Liberty Broadband Investor Meeting November 19, 2014 Filed by Charter Communications Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Charter Communications Inc. Commission File No. 001-33664 The following is a presentation given by Tom Rutledge at the Liberty Broadband Investor Meeting on November 19, 2014:

1 This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions including, without limitation, the factors described under “Risk Factors” from time to time in our filings with the SEC. Many of the forward-looking statements contained in this presentation may be identified by the use of forward-looking words such as “believe”, “expect”, “anticipate”, “should”, “planned”, “will”, “may”, “intend”, “estimated”, “aim”, “on track”, “target”, “opportunity”, “tentative”, “positioning”, “designed”, “create”, “predict”, “project”, “seek”, “would”, “could”, “continue”, “ongoing”, “upside”, “increases” and “potential”, among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this presentation are set forth in other reports or documents that we file from time to time with the SEC, and include, but are not limited to: Risks Related to Comcast Corporation ("Comcast") Transactions • the ultimate outcome of the proposed transactions between Charter and Comcast including the possibility that such transactions may not occur if closing conditions are not satisfied; • if any such transaction were to occur, the ultimate outcome and results of integrating operations, and application of our operating strategies to the acquired assets and the ultimate ability to realize synergies at the levels currently expected as well as potential programing dis-synergies; • the impact of the proposed transaction on our stock price and future operating results, including due to transaction and integration costs, increased interest expense, business disruption, and diversion of management time and attention; • the reduction in our current stockholders’ percentage ownership and voting interest as a result of the proposed transaction; • the increase in indebtedness as a result of the proposed transactions, which will increase interest expense and may decrease our operating flexibility; Risks Related to Our Business • our ability to sustain and grow revenues and cash flow from operations by offering video, Internet, voice, advertising and other services to residential and commercial customers, to adequately meet the customer experience demands in our markets and to maintain and grow our customer base, particularly in the face of increasingly aggressive competition, the need for innovation and the related capital expenditures and the difficult economic conditions in the United States; • the impact of competition from other market participants, including but not limited to incumbent telephone companies, direct broadcast satellite operators, wireless broadband and telephone providers, digital subscriber line (“DSL”) providers, and video provided over the Internet; • general business conditions, economic uncertainty or downturn, high unemployment levels and the level of activity in the housing sector; • our ability to obtain programming at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher programming costs (including retransmission consents); • the development and deployment of new products and technologies, including in connection with our plan to make our systems all-digital in 2014; • the effects of governmental regulation on our business or potential business combination transactions; • the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; and • our ability to comply with all covenants in our indentures and credit facilities any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions. All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no duty or obligation to update any of the forward-looking statements after the date of this communication. Cautionary Statement Regarding Forward-Looking Statements

2 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter. Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014, and its Current Report on Form 8-K, which was filed with the SEC on May 9, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the preliminary proxy statement/prospectus of Charter when it becomes available. Important Information For Investors And Shareholders

Tom Rutledge President and CEO

4 Overview • New operating team and strategy • Competitive product set, new pricing & packaging • Restructured field ops, customer care, and net ops to focus on service/quality • Plant maintenance/repair, all-digital, Charter Spectrum, new product development • Customer growth accelerating, driving share gains across all products • Rev/EBITDA growth accelerating; capital intensity set to fall at “legacy Charter” NOW • Well-proven playbook to be implemented in acquisitions, driving scale, operating efficiencies and additional growth NEXT 1) Represents last twelve months ending 9/30/14. 2) See notes on slide 13. Note: All results pro forma for certain acquisitions as if they occurred on January 1, 2011. Customer counts include both residential and commercial customers. • Slow growing, underutilized, underpenetrated asset….but diamond in the rough • Powerful, high-capacity network with capability to offer superior products • Limited competitive overlap; unique financial profile THEN • 12.8M passings in 29 states; ~23K employees • 6.1M customers; 4.3M video, 5.0M Internet, 2.6M voice • LTM Revenue: $8.9B(1); LTM Adjusted EBITDA: $3.1B(1,2) Charter: At A Glance

5 • Over 200 HD channels; “Charter TV is HD” • 100% All digital • VOD on every outlet and every screen – inside and outside the home • Minimum 60Mbps service • Internet modem included • The fastest WiFi • Fully featured voice at $19.99 following promotional period, including all taxes and fees • Unlimited local and long distance calling in the U.S., Canada and Puerto Rico Our Highly Competitive Product Offering 1)For new offers and customers. in Charter’s new pricing and packaging (approx. 85% of residential customers, excluding Bresnan, as of September 30, 2014) in all-digital markets. Video Internet Voice • $90 Triple Play offer • No long term contract and 30 day money back guarantee

6 Since 2011, We Have Transformed Our Plant & Customer Base… THEN(1) NOW(2) Triple play sell-in of total video sales 27% 60% % of Customers in New Pricing & Packaging(3) 0% 85% HD Channels <70 200+ % of Systems All-Digital(4) 0% 95% LTM Expanded Basic Video Customer Growth -5% 2%(5) % of Internet Customers With 60+ Mbps 1% 66% Minimum Internet Speed 1Mbps 60Mbps Internet Penetration 32% 40% 1) As of December 31, 2011, except for triple play sell-in of total video sales, which represents the three months ended December, 31, 2011, and LTM expanded basic video growth, which represents growth for the 12 months ended December 31, 2011. 2) As of early to mid-November 2014, except for triple play sell-in of total video sales, which represents the period October 1, 2014 through November 10, 2014, and LTM expanded basic video growth, which represents growth for the 12 months ended September 30, 2014, and Internet penetration which is as of September 30, 2014. 3) Excludes customers in the former Bresnan properties. 4) Charter expects to complete its all-digital initiative by year end 2014. 5) Growth rate includes impact of bulk digital upgrade net additions.

7 All copyrights and trademarks are the property of their respective owners. Cloud-Based UI Powering Mobile Devices (Now) Cloud-Based UI Powering Set Tops (Next) Recent & Upcoming Product Developments • Charter TV App • World Box • Spectrum Guide • New service delivery platform … And Our Products & Service Offering

8 Accelerating Customer & Financial Growth Note: All results pro forma for certain acquisitions as if they occurred on January 1, 2011. Customer Relationship & PSU Net Additions(1) Expanded Basic Video Net Additions(1) Revenue Growth(2) Adjusted EBITDA(2,3) Growth 1) 2014 customer relationship, PSU and expanded basic video net additions represent residential net additions for the twelve months ended 9/30/14. 2013 and 2014 video net additions include bulk digital upgrades. 2) 2014 revenue and EBITDA growth represents year-over-year growth for the last twelve months ended 9/30/14. 3) See notes on slide 13. -1 8 74 1.3% 2.9% 6.1% 60 57 100 147 140 28 114 206 55 3Q 4Q 1Q 2Q 2012 2013 LTM Sep. '14 60 57 100 147 140 28 114 206 55 3Q 4Q 1Q 2Q 2012 2013 LTM Sep. '14 60 57 100 147 140 28 114 206 55 3Q 4Q 1Q 2Q 2012 2013 LTM Sep. '14 60 57 100 147 140 28 114 206 55 3Q 4Q 1Q 2Q 2012 2013 LTM Sep. '142.3% 4.2% 4.7% 5.0% 6.1% 7.0% Resi. Rev. Growth Total Rev. Growth 120 296 172 415 270 522 Customer Relationships PSUs (In ‘000s) (In ‘000s)

# Transactions With Comcast: Summary



1
1.6 Million Video Customer Transfer
COMCAST
Charter
COMMUNICATIONS
2
1.5 Million Video Customer Asset Purchase
3
2.5 Million Video Customer Spin-Off to Shareholders (~67%)
3
~33%2 Stake Purchase
GreatLand

**1 Asset Transfer:**

- Charter and Comcast transfer assets involving ~1.5 million former TWC video customers and approximately 1.6 million Charter video customers

**2 Asset Purchase:**

- Charter acquires systems from Comcast, representing 1.5 million former TWC video customers

**3 Spin-Off and Stake Purchase:**

- Comcast will spin-off a new entity ("GreatLand") composed of cable systems serving ~2.5 million Comcast video customers
- Charter will acquire ~33%[1] of GreatLand equity by issuing an estimated $1.8 billion[2] of equity

**All transactions to be priced at 7.125x 2014E Carveout EBITDA**

1) Ownership to be greatest percentage that results in Comcast stockholders, as of immediately prior to TWC merger, holding at least 50.75% of GreatLand immediately after Charter acquisition of GreatLand equity
2) Based on audited carveout and Pro Forma 2014 EBITDA estimates and Charter share price of $151.37 at 9/30/2014, and includes an estimated $35M which represents Charter share of GreatLand financing costs to be paid in equity. The shares issued to Comcast / TWC shareholders will be based on a Charter 60-day VWAP at close. Represents 9% of Charter vs 12% at announcement on a fully diluted basis (10% and 13% respectively on a common basis).

Charter COMMUNICATIONS 9

# Pro Forma Charter and GreatLand: Scale and Footprint

**Charter will**

- Acquire systems primarily in Ohio, Kentucky, Wisconsin, Indiana and Alabama DMAs
- Divest systems in California, New England, Tennessee, Georgia, North Carolina, Texas, Oregon, Washington and Virginia DMAs

**GreatLand to own systems that are adjacent and/or contiguous to Charter systems in**

- Ohio, Michigan, Minnesota, Indiana, Alabama, Eastern Tennessee, Kentucky and Wisconsin DMAs

| Video Customers (in Millions)[1] | |
|---|---|
| Existing Charter | 4.3 |
| - Charter Swaps | ~1.6 |
| + Former TWC Assets | ~3.0 |
| = New Charter | ~5.7 |
| + GreatLand | ~2.5 |
| = New Charter Owned/Serviced | ~8.2 |



Comcast to GreatLand
TWC to Charter
Remaining Charter

1) Charter customer counts as of 6/30/2014 and include residential and commercial customers based on its reporting methodology. Former TWC assets and GreatLand as of 6/30/2014 based on respective TWC and Comcast reporting methodologies, where there may be small definitional differences. Totals may not recalculate due to rounding.

Charter COMMUNICATIONS
10

# Benefits of Transactions for Charter

**Enhances Scale & Footprint**

- Charter will own 5.7M video, 5.9M Internet and 3.0M voice customers, and service systems comprising 8.2M video, 8.2M Internet and 4.1M voice customers[1]; Charter & GreatLand will be the leading cable operators in 10 states
- Greater presence of *Spectrum* product in DMAs enables better service capabilities and efficient use of mass marketing in 95% of footprint

**Ownership in GreatLand Drives Operational & Financial Benefits**

- Services agreement enhances local service capabilities; reimbursement at cost
- Service fee to Charter of 4.25% of GreatLand revenue
- Charter representation on GreatLand Board

**Fair Valuation**

- Enterprise Value/2014E Carveout EBITDA = 7.125x; significant tax assets on larger operating income base

1) Charter customer counts as of 6/30/2014 and include residential and commercial customers based on its reporting methodology. Former TWC assets and GreatLand as of 6/30/2014 based on respective TWC and Comcast reporting methodologies, where there may be small definitional differences. Totals may not recalculate due to rounding.

Charter COMMUNICATIONS 11

12 New Charter Will Be Well Positioned • New and “legacy” assets will benefit from Charter’s proven operating strategy • Continued upside growth within remaining Charter systems, combined with similar expected growth opportunity in newly acquired former TWC systems Penetration and Operating Growth Upside • Tax assets, levered equity returns, and return-oriented use of cash Unique and Attractive Financial Profile • Highly capable network offering superior Internet and competitive video and voice products in residential and commercial markets Strong Platform & Enhanced Scale

13 The Company uses certain measures that are not defined by Generally Accepted Accounting Principles (“GAAP”) to evaluate various aspects of its business. Adjusted EBITDA, pro forma adjusted EBITDA, adjusted EBITDA less capital expenditures, and free cash flow are non-GAAP financial measures and should be considered in addition to, not as a substitute for, net income (loss) or cash flows from operating activities reported in accordance with GAAP. These terms, as defined by Charter, may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA is reconciled to net income (loss) and free cash flow is reconciled to net cash flows from operating activities in the appendix of this presentation. Adjusted EBITDA is defined as net income (loss) plus net interest expense, income taxes, depreciation and amortization, stock compensation expense, loss on extinguishment of debt, (gain) loss on derivative instruments, net and other operating expenses, such as merger and acquisition costs, special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non- cash depreciation and amortization expense that results from the capital-intensive nature of the Company's businesses as well as other non-cash or special items, and is unaffected by the Company's capital structure or investment activities. However, this measure is limited in that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues and the cash cost of financing. These costs are evaluated through other financial measures. Free cash flow is defined as net cash flows from operating activities, less purchases of property, plant and equipment and changes in accrued expenses related to capital expenditures. Management and the Company’s Board use adjusted EBITDA and free cash flow to assess Charter's performance and its ability to service its debt, fund operations and make additional investments with internally generated funds. In addition, adjusted EBITDA generally correlates to the leverage ratio calculation under the Company's credit facilities or outstanding notes to determine compliance with the covenants contained in the credit facilities and notes (all such documents have been previously filed with the United States Securities and Exchange Commission). For the purpose of calculating compliance with leverage covenants, we use adjusted EBITDA, as presented, excluding certain expenses paid by our operating subsidiaries to other Charter entities. Our debt covenants refer to these expenses as management fees which fees were in the amount of $62 million and $49 million for the three months ended September 30, 2014 and 2013, respectively, and $184 million and $147 million for the nine months ended September 30, 2014 and 2013, respectively. For a reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure, see slides 14 and 15. Use of Non-GAAP Financial Metrics

14 GAAP Reconciliations 2014 2013 Actual Pro Forma (1) Net loss (96)$ (306)$ Plus: Interest expense, net 849 891 Income tax expense 184 233 Depreciation and amortization 2,068 1,915 Stock compensation expense 52 50 Loss on extinguishment of debt - 104 (Gain) loss on derviative instruments, net 1 (9) Other, net 51 51 Adjusted EBITDA (2) 3,109 2,929 Less: Purchases of property, plant and equipment (2,244) (1,757) Adjusted EBITDA less capital expenditures 865$ 1,172$ CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES (DOLLARS IN MILLIONS) (1) Pro forma results reflect certain acquisitions of cable systems as if they occurred as of January 1, 2012. Last Twelve Months Ended September 30, (2) Adjusted EBITDA is defined as net loss plus net interest expense, income taxes, depreciation and amortization, stock compensation expense, loss on extinguishment of debt, (gain) loss on derivative instruments, net, and other operating expenses, such as merger and acquisitions costs, special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses as well as other non-cash or non-recurring items, and is unaffected by our capital structure or investment activities. The above schedules are presented in order to reconcile adjusted EBITDA, a non-GAAP measure, to the most directly comparable GAAP measure in accordance with Section 401(b) of the Sarbanes-Oxley Act.

15 GAAP Reconciliations 2013 2012 2011 Pro Forma (1) Pro Forma (1) Pro Forma (1) Net loss (194)$ (392)$ (223)$ Plus: Interest expense, net 873 960 963 Income tax expense 154 298 299 Depreciation and amortization 1,908 1,877 1,598 Stock compensation expense 48 50 35 Loss on extinguishment of debt 123 55 143 (Gain) loss on derviative instruments, net (11) - - Other, net 47 16 12 Adjusted EBITDA (2) 2,948 2,864 2,827 Less: Purchases of property, plant and equipment (1,854) (1,816) (1,407) Adjusted EBITDA less capital expenditures 1,094$ 1,048$ 1,420$ The above schedules are presented in order to reconcile adjusted EBITDA, a non-GAAP measure, to the most directly comparable GAAP measure in accordance with Section 401(b) of the Sarbanes-Oxley Act. CHARTER COMMUNICATIONS, INC. AND SUBSIDIARIES UNAUDITED RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES (DOLLARS IN MILLIONS) (1) Pro forma results reflect certain acquisitions of cable systems as if they occurred as of January 1, 2011. (2) Adjusted EBITDA is defined as net loss plus net interest expense, income taxes, depreciation and amortization, stock compensation expense, loss on extinguishment of debt, (gain) loss on derivative instruments, net, and other operating expenses, such as merger and acquisitions costs, special charges and (gain) loss on sale or retirement of assets. As such, it eliminates the significant non-cash depreciation and amortization expense that results from the capital-intensive nature of our businesses as well as other non-cash or non- recurring items, and is unaffected by our capital structure or investment activities. Last Twelve Months Ended December 31,